December 22, 2006

Falcon Ridge Development, Inc.
5111 Juan Tabo Boulevard N.E.
Albuquerque, New Mexico 87111
(505) 856-6043

United States Securities and Exchange Commission
100 F Street NE
Washington D.C., 20549

RE: Response to comments on -KSB File No. 000-28759

Gentlemen;

We are responding to your request for further information relating to our 2005 form 10KSB dated December 7, 2006.  The following addresses your questions using your question numbers.

1.    Your question was:
Your response to comment one and two still does not appear to address directly or completely our request for additional information. Real Estate Held For Sale and Real Estate Held For Use and Development should be segregated and presented separately on the financial statements. Since each of these categories have distinct impairment policies, tell us how you assess and measure impairment, and consider disclosing these policies, relating to each category. Refer to paragraph 24 of SFAS 67, and paragraph 7 of SFAS 144 for guidance regarding Real Estate Held for Use and Development and paragraph 34 of SFAS 144 for guidance regarding Real Estate Held For Sale. Also, note that under SFAS 144 depending on the expected use of an asset (held and used versus held for disposal or sale) impairment is measured based on fair value or fair value less cost to sell, rather than net realizable value.

Our response:

Paragraph 24 of SFAS 67 discusses recoverability “The carrying amount of a real estate project, or parts thereof, held for sale or development and sale shall not exceed net realizable value.”

Paragraph 7 of SFAS 144 further discusses that impairment is the condition that exists when the carrying amount of a long-lived asset exceeds its fair value. An impairment loss shall be recognized only if the carrying amount of a long lived asset is not recoverable and exceeds its fair value.”

The company’s policy is currently being revised to more concisely describe the classifications and impairment policies for those classifications. The revised classification and impairment policy will include;

Real Estate Held for Development and Sale
The company reviews the net realizable value of projects under development at the end of each reporting cycle and where that value is less than the carrying value an allowance for impairment will be expensed in the period.

December 22, 2006
United States Securities and Exchange Commission

Real Estate Held for Sale
The company from time to time may acquire property that it intends to develop but later changes its intended use. For those properties the company reviews the fair value at the end of each reporting cycle and where that value is less than the carrying value an allowance for impairment will be expensed in that period.

2.  Your question was:

We have read your response to comment three, Your response does not provide a conclusion of the impact of accounting for the transaction as a non-monetary purchase of assets under SFAS 123. Please tell us the fair value of the transaction and how you considered paragraphs 7, 8 and 9 of SFAS 123 and ETTF 96-18 in determining the fair value of the transaction. Also, as previously requested, identify the management functions of the owners of STLLC in the Company and STLLC before the merger and their management functions after the -merger in the combined entity.

Our response;

Management Functions:

Prior to the Acquisition of Spanish Trails LLC

The functions of management include planning, organizing, staffing, directing and controlling. Falcon Ridge Development Inc. is a small company managed primarily by its two major shareholders Fred Montano, President and CEO and Karen Duran, Secretary/Treasurer and CFO. Both were and are intimately involved in all management activities. A general division would be that Mr. Montano was primarily responsible for planning, organizing and directing and Ms. Duran was primarily responsible for controlling and reporting. Staffing is the responsibility of both.

Spanish Trails LLC was managed by Mr. Montano as managing member and assisted by Ms. Duran in controlling and reporting.

Subsequent to the Acquisition of Spanish Trails LLC

The management of Falcon Ridge Development Inc. continued the same as it had before the acquisition with Mr. Montano primarily responsible for planning, organizing and directing and Ms. Duran was primarily responsible for controlling and reporting. Staffing remains the responsibility of both.

Fair Value:

Paragraph 7 of SFAS 123 discusses “ If the fair value of goods or services received in a share-based payment transaction with non-employees is more reliably measurable than the fair value of the equity instruments issued, the fair value of goods or services received shall be used to measures the transaction. This is appropriate.

EITF 96-18 addresses “transactions where the fair value of the equity instruments is more reliably measurable than the fair value of goods or services received…..” This is not the case.

Additionally, we have considered APB -29 regarding fair value. If the fair value of either the asset surrendered or the asset received is not determinable within reasonable limits, the recorded amount of the non-monetary asset transferred from the enterprise may be the only available measure of the transaction (APB-29, par.26).

December 22, 2006
United States Securities and Exchange Commission

After considering SFAS 123, EITF 96-18 and APB 29 and;

The shares of Falcon Ridge Development Inc. are restricted under 144, there is no ready market for the shares and, the available fair value information was not reasonably determinable at acquisition,

We have determined that historical cost is the most reliable measure. The asset value at the time of acquisition was determined to be $ 872,075 and the associated liabilities were $ 398,167.

The company acknowledges it is responsible for the adequacy and accuracy of the disclosure in filings.

The company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to filings.

The company acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Karen Y. Duran
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Karen Y. Duran
Chief Financial Officer
Falcon Ridge Development, Inc.

5111 JUAN TABO NE     o     ALBUQUERQUE, NM     o     87111
PHONE: (505) 856-6043     o     FAX: (505) 856-6043